Exhibit 24

Limited Power of Attorney for Section 16 Reporting Obligations.

I, Isabella Goren, hereby appoint GE to assist me in the preparation and filing of Section 16 reports, and execute the below Power of Attorney for this purpose.

I am a director candidate of General Electric Company (GE) and, in the event that I am elected or appointed to the board of GE, until further written notice, I hereby individually authorize each of Brandon Smith, Astrid Tsang and Kira R. Schwartz, with full power of substitution to each, to sign on my behalf any Form 3, Form 4, Form 5, Form 144 or related form that I have filed or may file hereafter in connection with my direct or indirect beneficial ownership of GE securities, manage any EDGAR access codes and to take any other action of any type whatsoever in connection with the foregoing that in his or her opinion may be for the benefit of, in the best interest of, or legally required by me.

Signed: /s/ Isabella Goren

Name: Isabella Goren

Date: September 8, 2022